Exhibit (q)(8)

Reynders, McVeigh Capital Management	617.226.9999	617.226.9998	info@reyndersmcveigh.com
121 High Street, 4th Floor	phone	fax	email
Boston, MA 02110

Proxy Voting Guidelines	page 2 of 13

Proxy Voting

Reynders, McVeigh Capital Management, and its division Fresh Pond Capital, believes that proxy voting and shareholder dialogue are vital paths in sharing our clients’ values with the management of the companies in which they invest. Our investment discipline is based on identifying companies that exhibit both potential for financial returns and positive ESG footprints. We believe incorporating the latter mitigates risks and upholds the highest fiduciary standard for our clients. As proactive investors, we believe that it is our responsibility to leverage our voices by engaging with corporate leaders directly, voting our clients’ proxies, submitting shareholder proposals, participating in industry peer groups and networks, and fostering dialogue with our community.

We vote our clients’ proxies in line with our Proxy Voting Guidelines (“Proxy Guidelines”), which we believe are progressive and call companies to action. Our Proxy Guidelines consistently take ESG considerations into account. They consider how environmental, social, and governance matters are integrated into corporate strategy, as well as the economic viability of capital markets for the long term.

We seek authorization to vote proxies on behalf of all clients, to the extent that the client’s custodian provides access to proxy voting by advisers. Clients may opt out of this service by providing a written request to the Firm. A client may direct the Firm’s vote of that client’s shares in a particular solicitation by submitting a timely, written request to the Firm. We review and may revise the Proxy Guidelines annually. We engage a third-party provider to assist with the administration of proxy voting on behalf of all clients who have not explicitly opted out of this service.

Our Proxy Guidelines aim to ensure that we vote in the best interest of our clients and address material conflicts that arise during the voting process. We recognize that proxy proposals may present a conflict between the interests of clients and those of the Firm or certain of its affiliates. If a conflict is identified, our Shareholder Engagement Manager shall notify Firm management as soon as possible so that a voting decision may be made in a timely manner. If the matter to be voted on is covered by our Proxy Guidelines, the proxy will be voted in accordance with that policy. If the matter is not specifically addressed in our Proxy Guidelines, the Shareholder Engagement Manager shall vote in line with the our sustainable investment strategy.

Given the dynamic and wide-ranging nature of corporate governance issues that may arise, the Proxy Guidelines are not intended to be exhaustive, and we may recommend a departure from specific aspects of the Proxy Guidelines when it deems such a departure to be in the client’s best interest.

PROXY VOTING PROCESS

ADVISORY CLIENT PROXY VOTING PROCESS

Unless otherwise directed by the client in writing, the Firm votes proxies on behalf of all clients to the extent that the clients’ custodians provide access to the proxy voting by advisers. The client’s customer account name and title of the account appear on all votes made by the Firm. We vote proxies on companies both on and off our Approved Securities List. Legacy holdings and client directed positions are reasons that we would vote proxies on companies that we do not recommend to clients. We believe this provides a unique opportunity to engage with companies outside our purview to make a larger impact in the corporate space, specifically in areas that need improvement on ESG factors.

Proxy Voting Guidelines	page 3 of 13

THE REYNDERS, MCVEIGH CORE EQUITY FUND (TICKER: ESGEX) PROXY VOTING PROCESS

Mutual fund clients are automatically opted into proxy voting. Companies that are in the mutual fund are actively monitored and discussed in a weekly investment committee meeting, where we incorporate shareholder engagement information into our bottom-up research. Shares that are voted on appear as “Reynders, McVeigh Core Equity Fund” rather than clients’ individual names.

REPORTING AND TRANSPARENCY

REGULATORY REPORTING OF PROXY VOTES

The Firm recognizes that if it has investment company clients, such clients are required by Rule 30b1-4 under the Investment Company Act of 1940 to file Form N-PX1, which is required to contain the Firm’s proxy voting record. To the extent requested by clients, Firm personnel shall assist with:

1.	Preparation of Form N-PX; and

2.	Review, execution, and filing of the report on Form N-PX.

DISCLOSURE OF POLICIES AND PROCEDURES FOR VOTING PROXIES

The Firm recognizes that it is required by Rule 206(4)-6 under the Investment Advisers Act of 1940 to disclose to clients its proxy voting policies and procedures and, upon request, furnish a copy of the policies and procedures. Therefore, the Firm has adopted the following procedures:

Disclosure in Part 2A of Form ADV

A brief description of these procedures shall be included in Part 2A of the Firm’s Form ADV.

Delivery of Procedures Upon Contract

If a client engages the Firm to vote proxies in connection with or related to meetings of shareholders of issuers represented in the client’s portfolio, the client (a) shall be provided a copy of these procedures, and (b) shall sign an acknowledgement, which may be included in the client’s investment management agreement with the Firm, that the Firm has been engaged to vote proxies on behalf of the client.

1	Rule 30b1-4 under the Investment Company Act of 1940 requires investment company clients to file a Form N-PX, (the Annual Report of Proxy Record of Registered Management Investment Company) with the SEC not later than August 31 of each year; and that the Form is to contain the Firm’s proxy voting record, separately for each Fund (or series), for the most recent 12-month period ended June 30.

Proxy Voting Guidelines	page 4 of 13

VOTING GUIDELINES

The guidelines below outline how the Firm will vote proxies for clients. The guidelines are not exhaustive and are not meant to serve as a strict limitation on voting. Corporate governance matters are ever-changing and wide-ranging, and the Firm approaches proxy voting with this in mind. When specific questions arise, the Firm relies on guidance from the Shareholder Engagement Manager in consultation with the Chief Compliance Officer and upper management.

GENERAL PROXY VOTING POSITIONS

In addition to fundamental analysis, we incorporate environmental, social, and governance factors into our research process and shareholder engagement. As a socially responsible investing firm, we leverage our collective voices through proxy voting to push to companies to improve their business operations and be better corporate players. The transparency that comes from companies reporting on material ESG issues allows us to better understand the risks and opportunities of the companies and industries that we invest in, thereby allowing us to make better informed investment decisions. Environmental issues include issues related to climate change, like conserving natural resources and reducing harmful emissions. Material social issues include issues related to human capital management, such as fair treatment of employees, diversity, equity and inclusion of the workforce, human rights, and extending rights to suppliers. Best practices in governance issues include policies related to compensation, transparency, diversity, decision-making and ethics and shareholder rights.

CONFIDENTIAL VOTING & SHAREHOLDER ACTIONS

The Firm believes that proxy voting systems should provide shareholders with better access to management. With this in mind, the Firm tends to vote in favor of shareholder resolutions requesting that corporations adopt policies for confidential voting and the use of independent inspectors of elections.

The Firm generally opposes any measures that would restrict the right of any shareholder to act by written consent or to call a special meeting.

POISON PILLS & GOLDEN PARACHUTES

The Firm believes that the shareholders of a corporation should have the right to vote upon decisions in which there is a real or potential conflict between the interests of shareholders and those of management. As such, the Firm will vote in favor of shareholder proposals requesting that a corporation submit a “poison pill”2 for shareholder ratification. The Firm will examine, on a case-by-case basis, shareholder proposals to redeem a poison pill and management proposals to ratify a poison pill. Also, on a case-by-case basis, the Firm will vote in favor of proposals requiring that “golden parachute”3 proposals be submitted for shareholder approval. The Firm will vote against a poison pill or golden parachute that was not approved by shareholders.

2	“Poison pill” is an antitakeover measure stipulating that shareholders on the receiving end of a hostile takeover may buy shares in their own company at a price below fair market value. Once the acquisition is complete, the provision allows these same shareholders to buy more shares in the new company for below market value. This forces shareholders in the acquiring company to suffer a devaluation and dilution of their own shares. This is done to discourage hostile takeovers among the shareholders of the acquiring companies. It is important to note that a poison pill need not use both of these tactics; sometimes it utilizes only one or the other.

3	“Golden parachute” is compensation paid to departing top-level management by a target firm if a takeover occurs.

Proxy Voting Guidelines	page 5 of 13

GOVERNANCE PRINCIPLES

Election of Directors

The Firm believes that one of the primary rights of a shareholder is the right to vote for the election of directors. While the Firm prefers that all members of the board of directors stand for election at least annually, the Firm will vote against a classified or “staggered board.”4 We believe voting annually for all board members achieves greater accountability to shareholders. In instances where there have not been new board members elected in the last five years, we will vote against directors who have been on the board for 10 years or more.

The Firm believes the primary duty of the board of directors is to oversee management on behalf of, and in the interest of, shareholders. To assure that the company is being managed in a manner that safeguards the owners’ interests and assets, rather than the managers’ own interests, the Firm will vote for proposals that reflect the long-term goals of shareholders and that align the interests of board members more closely with the interests of shareholders.

The Firm believes in strong competence at the director level. To improve diversity where boards are overly homogeneous, the Firm will vote for a board of directors in which women and minorities represent at least 20% of the board. When there are no female or minority board members, the Firm will vote against all current members of the board who are standing for re-election. The Firm will vote in favor of additional disclosure during the board nomination process, including the current percentage of racial/ethnic diversity, skills disclosure, and policies requiring women and minorities to be included in the initial pool of candidates when selecting new nominees (a.k.a. the “Rooney Rule”5). To ensure the number of directors is appropriate for the commitment required for board service, the Firm will typically vote in favor of chief executive officers that sit on two or fewer public boards and non-chief executive officers that sit on six or fewer public boards, should these matters be up for election.

Board Independence

The Firm believes that a board of directors will be most effective in protecting shareholders’ interests if at least two-thirds are independent. We define independence as owning less than 20% of a company’s outstanding shares. The Firm votes for an independent chairman of the board and for independent board members involved in the audit, compensation, nominating, and governance committees. The Firm believes that independent members with diverse backgrounds and the required skills can provide better informed judgments about the issues at hand than a homogeneous board of directors.

The Firm believes the number of board members indicates the level of commitment and involvement in adhering to long-term goals. The Firm will vote in favor of more than five or less than 20 board members. This enables diversity in decision making, but also does not create difficulty in reaching consensus.

4	A “staggered board” is a board consisting of directors who are grouped into classes and who serve terms of different lengths. A staggered board is a governance practice that is typically established to dissuade a potential hostile takeover bid. A typical staggered board has three to five classes of positions on the board, each carrying terms of service that vary in length, allowing for a staggering of elections.

5	The “Rooney Rule” was established in 2003 by the NFL as a policy requiring that ethnic minority candidates be interviewed. Variations of the rule are now in place in other industries.

Proxy Voting Guidelines	page 6 of 13

Employee Relations & Compensation

The Firm believes that accountability requires transparency. In the interest of transparency, the Firm votes for proposals requesting that companies review and report on executive compensation and how it relates to non-financial performance, such as diversity, labor and human rights, attention to environmental issues, community relations, improvements in health care quality, and other social issues. Additionally, the Firm will vote for proposals requesting shareholder votes on retirement and severance packages.

The Firm believes that a company builds long-term value by maintaining high levels of workforce productivity, engaging workers and community stakeholders in innovation and new business strategies, and enhancing the corporate reputation for good corporate citizenship. The Firm will therefore vote for the establishment of any stock options, stock ownership, and performance incentive programs that include all tenured employees. The Firm will also vote in favor of adequate living wages for all employees, adjusted for geographic concerns.

The Firm believes all employees, from executives to hourly workers, should abstain from hedging the economic risk associated with their share ownership in the company. This creates a misalignment of the company’s long-term values. Further, the Firm votes against any practices related to option hedging: backdating any purchases of shares, “spring loading,”6 or “bullet dodging.”7 These are a direct breach of a fiduciary duty by any employee, executive, or director to the shareholders. This includes repricing underwater options for stock, cash, and other considerations.

Say on Pay

The Firm will vote against “say on pay”8 proposals without a clearly stated provision on frequency of voting.

Voting Rights

The Firm believes that each shareholder should have equal voting rights. Thus, the Firm will vote against dual-class voting and other unequal voting structures, and the Firm will vote for cumulative stockholder voting for directors and for proposals that give shareholders rights to call special meetings. This eliminates the power of the board or officers to change the governance structure or amend bylaws or charters without shareholder approval.

The Firm believes that all shareholders should have the same rights and opportunities to participate in virtual-only meetings as they would at in-person meetings. The Firm sees the benefits of convening share- holder meetings virtually, including convenience and accessibility, and will generally vote for allowing them if they do not prevent in-person meetings or limit access for shareholders in any way. The Firm will vote on a case-by-case basis, considering the scope and rationale of the proposal and virtual attendees’ ability to be able to raise issues of concern.

6	“Spring loading” is an option-granting practice in which options are granted to employees at a time that precedes a positive news event. This is a controversial practice as it allows employees to potentially book instant profits after the news event. It is not illegal but it does bear a resemblance to trading on insider information, which is illegal.

7	“Bullet dodging” refers to an employee stock options practice that delays the release of the options until such time that a negative piece of news involving the company is made public, thus causing the stock’s price to fall.
8	“Say on pay” allows shareholders the right to approval of executive compensation on an advisory basis. This can apply in many ways; the Firm generally prefers that it be tied to performance, but that is not explicitly stated in the Proxy Guidelines. The Firm takes a resolute stance on the frequency of this right for shareholders and want it to be annually; the rest the Firm votes on a case-by-case basis.

Proxy Voting Guidelines	page 7 of 13

Policy on Shareholder Engagement

The Firm believes open communication with shareholders is critical. Thus, the Firm will vote for communication structures that allow shareholders to effectively communicate with members of the board.

Fair Price Amendments

The Firm believes that “fair price amendments”9 can protect shareholders from coercive and discriminatory tender offers. The Firm will generally vote in favor of fair price provisions and in favor of other measures that will protect shareholders from coercive takeover bids, which do not provide for the fair and equal treatment of all shareholders.

Target Share Payments

The Firm believes that shareholders should have the right to vote on the placement of blocks of a corporation’s stock in the hands of persons friendly to management. Accordingly, the Firm will vote in favor of shareholder proposals that request that corporations first obtain shareholder authorization before issuing any significant amount of voting stock (whether common or preferred), rights, warrants, or securities convertible into voting stock to any person or group.

Tender Offers

The Firm believes that shareholders should have the right to vote on placements that could enable management of a corporation to defeat a tender offer that may be in the best interests of shareholders. The Firm will consider tender offers on a case-by-case basis.

SUSTAINABILITY & ENVIRONMENTAL PRINCIPLES

The Firm believes management practices that address sustainability provide a good foundation on which to build long-term financial value. To promote these practices, the Firm will vote for board oversight of sustainability strategies and performance, including long-term strategic planning and risk management. Further, the Firm will vote in favor of management accountability for sustainability goals, and it will vote for internal and public policies to reflect these goals.

The Firm believes that one measure of a company’s commitment to a long-term value creation strategy is its adoption of environmental policies and principles. The Firm will vote for the adoption and disclosure of specific environmental policies, plans, and performance, along with day-to-day performance goals and measurements to be used by the company. Goals that the Firm will vote for include: disclosures concerning greenhouse gases and other hazardous and non-hazardous waste, reporting on energy efficiency plans and renewable energy, proposals that ask companies to report on their recycling efforts and adopt a formal policy, corporate investments in environmental policies and plans, and increased disclosure and reporting regarding animal treatment issues.

9	“Fair price amendment” is a provision in the bylaws of some publicly traded companies stating that a company seeking to acquire it must pay a fair price to targeted shareholders.

Proxy Voting Guidelines	page 8 of 13

Environmental and Sustainability Reporting

The Firm will vote in favor of proposals for reports using the Global Reporting Initiative (“GRI”) Sustainability Reporting Standards10, the Coalition for Environmentally Responsible Economies (“CERES”) Principles11, Equator Principles (“EPs”)12, United Nations Sustainable Development Goals (“UN SDGs”)13, and all sustainability reporting that enhances disclosure of the company’s environmental practices and/or environmental risks and liabilities. This information provides shareholders with insight into the financial, physical, or regulatory risks the company faces related to climate change in its operations and investments, or how the company identifies, measures, and manages such risks.

The Firm will vote for proposals calling for a reduction of greenhouse gas (“GHG”) or adoption of GHG goals in products and operations, as well as proposals supporting disclosure of the use of renewable energy sources and goals to increase this.

Natural Resource Use

The Firm will vote against the excessive use of harmful chemicals and chlorine bleaching in manufacturing and industrial processes.

The Firm will vote for campaigns that promote the human right to water as articulated by the United Nations, reporting and adoption of policies for limited and clean water use and disposal, and reporting on the risk of excessive water usage at companies and in their supply chains.

Health and Safety of Employees and Consumers

The Firm believes the safety of employees during the production of goods and services leads to greater long-term value in the company. The Firm will vote in favor of workplace safety, accident risk reduction efforts, and consumer product safety policies and initiatives.

SOCIAL PRINCIPLES

Adherence to Internationally Recognized Labor and Human Rights Standards

The Firm believes businesses that protect and uphold labor and human rights in their operations and throughout their supply chain will build long-term value in the company. The Firm will therefore vote for resolutions that call for the implementation and independent compliance monitoring of International Labour Organization (“ILO”)14 Standards, Global Sullivan Principles (“GSP”)15 and United Nations standards. In addition, the Firm will vote for resolutions requesting that boards oversee labor and human rights practices and report to shareholders on such practices, including worker health and safety practices, compensation practices, and non-discrimination and workplace diversity practices.

10	Global Reporting Initiative (“GRI”) Sustainability Reporting Standards help businesses and governments worldwide understand and communicate their impact on critical sustainability issues, enabling real action to create social, environmental, and economic benefits for everyone. This practice of disclosing sustainability information encourages transparency and accountability, helps identify and mange risks, and enables organizations to seize new opportunities.

11	The Coalition for Environmentally Responsible Economies (“CERES”) Principles are ten points of standards against which companies can measure their standard of performance on environmental and social issues.

12	Equator Principles (“EPs”) is a risk management framework, adopted by financial institutions, for determining, assessing, and managing environmental and social risk in projects. It is primarily intended to provide a minimum standard for due diligence and monitoring to support responsible risk decision-making. The EPs apply globally, to all industry sectors and to five financial products: 1) Project Finance Advisory Services, 2) Project Finance, 3) Project-Related Corporate Loans, 4) Bridge Loans, and 5) Project-Related Refinance and Project-Related Acquisition Finance.

13	The 2030 Agenda for Sustainable Development, adopted by all United Nations Member States in 2015, provides a shared blueprint for peace and prosperity for people and the planet, now and into the future. At its heart are the 17 Sustainable Development Goals (SDGs), which are an urgent call for action by all countries — developed and developing — in a global partnership. They recognize that ending poverty and other deprivations must go hand-in-hand with strategies that improve health and education, reduce inequality, and spur economic growth — all while tackling climate change and working to preserve our oceans and forests.

14	The International Labour Organization (“ILO”) Standards are aimed at promoting opportunities for women and men to obtain decent and productive work, in conditions of freedom, equity, security, and dignity.

15	Based on the United Nations’ Universal Declaration of Human Rights, the Global Sullivan Principles (“GSP”) objectives are to support economic, social and political justice by companies where they do business; to support human rights and to encourage equal opportunity at all levels of employment, including racial and gender diversity on decision making committees and boards; to train and advance disadvantaged workers for technical, supervisory and management opportunities; and to assist with greater tolerance and understanding among peoples; thereby, helping to improve the quality of life for communities, workers and children with dignity and equality.

Proxy Voting Guidelines	page 9 of 13

The Firm will vote for proposals on disclosure and transparency of companies’ operations in oppressive regimes that are known to be violating human rights. The Firm believes reporting can help uncover the likelihood of people, community, and product abuse.

The Firm will vote for adopting policies, transparency, and assessments around forced labor and prison labor risks in its supply chain and will support efforts to end all forms of forced labor.

The Firm will vote against proposals and ownership of companies operating with substantial involvement in pornography, gambling, and for-profit incarceration.

Corporate Practices Involving Public Health and Product Safety

The Firm believes that high corporate standards and transparency around public health issues and product safety issues will enhance a company’s long-term value. The Firm will therefore vote for shareholder proposals asking for reports on the financial, legal, and operational risks posed by the use of products and services that may impact public health or product safety; for shareholder proposals asking for the adoption of product safety policies; and for resolutions calling for the study, adoption, or implementation of product safety programs in the company’s supply chain.

The Firm will vote for proposals for incentives to encourage suppliers to raise standards rather than terminate contracts, and provide public disclosure of contract supplier reviews on a regular basis.

Further, the Firm will vote for proposals to adopt labor standards for foreign and domestic suppliers to ensure the company will not do business with foreign suppliers that manufacturer products for sale in the U.S. using forced labor or child labor, or that fail to comply with applicable laws protecting employee wages and working conditions.

The Firm will vote for proposals requesting disclosure of Internet privacy and censorship policies and procedures, and implementation of Internet privacy policies and procedures.

Lobbying and Political Contributions

The Firm believes that a company’s lobbying, political activities, and trade association memberships should be aligned with its corporate strategy to ensure that the corporation operates under the political and regulatory frameworks that support the creation of long-term value for all stakeholders. For this reason, the Firm will vote for proposals asking for disclosure on company guidelines and practices regarding political activities, including political contributions, political lobbying, and trade association spending. Where possible, we encourage policies that maintain non-partisan commitments.

Diversity, Equity, Inclusion, and Human Capital

The Firm believes that workplace equity is a material issue and companies with diversity across gender, race, ethnicity, sexual orientation, and other protected classes create better teams, promote new ideas, and attract and retain the best and brightest employees. The Firm will vote in favor of reporting on human capital risks and opportunities, racial justice initiatives, workplace equity, and diversity at all levels of the company. Factors to be considered include compensation, the gender pay gap, and managerial percentages of women and minorities. This includes reporting on eliminating the glass ceiling for women and minorities. Further, the Firm encourages companies to take steps to nominate more women and racial minorities to the board. The Firm will vote for proposals asking companies to adopt nomination charters or amend existing charters to include reasonable language addressing diversity.

Proxy Voting Guidelines	page 10 of 13

The Firm encourages ending systematic racism and its economic impact on people who are Black, Indigenous, and people of color (“BIPOC”). On an industry-specific case-by-case basis, we will support “Ban the Box” shareholder resolutions since BIPOC are disproportionally arrested, convicted, and incarcerated. The Firm will vote in favor for shareholder proposals seeking more careful consideration of advertising campaigns regarding use of racial stereotypes.

The Firm will vote for proposals for company initiatives that will create a workplace that is free of discrimination on the basis of sexual orientation or gender identity. The Firm will also vote in favor of policies strengthening the prevention of workplace sexual harassment. This may include reporting on the use of mandatory arbitration and/or use of non-disclosure language.

The Firm will vote for proposals for companies to report on the impact of their operations on Indigenous people’s rights on a case-by-case basis. This may include adopting a policy around Indigenous people’s rights when reviewing potential acquisitions, extractive and infrastructure operations, and the impacts on indigenous territories.

CONFLICTS

The Firm recognizes that proxy proposals may present a conflict between the interests of clients and those of the Firm or certain of its affiliates. Therefore, the Firm has adopted the following conflict procedures.

Identifying Conflicts

The person assigned responsibility for voting proxies shall, when reviewing proxy materials, identify conflicts of interest including, but not limited to:

●	When the Firm (or its affiliate) is or is seeking to manage a pension plan, administer employee benefit plans, or provide brokerage, underwriting, insurance, or banking services to a company whose management is soliciting proxies; or

●	When the Firm has business or personal relationships with participants in proxy contests, corporate directors, or candidates for directorships.

The person assigned responsibility for voting proxies shall advise Firm management of companies soliciting proxies, and management shall advise if there are any known conflicts including, but not limited to, the conflicts listed in the preceding paragraph.

Disclosing Conflicts

If a conflict is identified, the person assigned to vote proxies shall notify the Firm’s management as soon as possible so that a voting decision may be made in a timely manner.

Proxy Voting Guidelines	page 11 of 13

Voting Decisions in Conflict Situations

When there is a conflict of interest, the person assigned to vote proxies will vote in the manner prescribed by the Guidelines. If the guidelines do not address the matter to be voted on, the Firm will contact the client or the client’s designated representative for voting instructions.

Record of Voting Instructions

The person or entity responsible for voting proxies shall record and maintain records reflecting client voting instructions on matters where there are conflicts.

Abstaining Votes

The Firm will abstain from voting on issues when there is not enough information available or the information available is vague and leaves unanswered questions.

VOTING RECORDS

The Firm recognizes its obligations to maintain records as required by Rule 204-2(c)(2) under the Advisers Act. Therefore, the Firm has adopted the following record-keeping procedure:

PERSON RESPONSIBLE

The Shareholder Engagement Manager, or their designee, will prepare and maintain the files and records required by the Proxy Guidelines.

POLICIES AND PROCEDURES

A copy of all policies and procedures related to proxy voting adopted by the Firm shall be maintained in an appropriately labeled file for the term required by regulatory authorities.

PROXY STATEMENTS

A record of all proxy statements with respect to securities held in client portfolios for which the Firm has agreed to vote proxies shall be maintained in the form of an Excel (or similar) spreadsheet. Hard copies of the proxy statements shall not be maintained in Firm files; instead, the Firm shall rely on obtaining a copy of a proxy statement from the SEC’s Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system.

PROXY VOTING RECORD

The third-party provider initiated to administer voting will be responsible for creating reports on how the proxies were voted and on the results of each ballot. The Firm’s Compliance department shall review proxy ballots after votes have been cast to ensure third-party provider voting is in line with the Firm’s Proxy Guidelines.

Proxy Voting Guidelines	page 12 of 13

The Reynders, McVeigh Shareholder Engagement Manager, or their designee, will maintain a record for all manual voting, in the form of an Excel (or similar) spreadsheet, for each matter relating to a portfolio security considered at any shareholder meeting at which clients are entitled to vote. This record will include the following:

●	The name of the issuer of the portfolio security

●	The exchange ticker symbol of the portfolio security ID of each issuer

●	The shareholder meeting date

●	A brief identification of the matter voted on

●	Whether the matter was proposed by the issuer or by a shareholder

●	How the registrant cast its vote (e.g., a vote for or against proposal, or abstention; a “for” or “withhold” vote regarding election of directors)

●	Whether the registrant cast its vote for or against management

●	Rationale of vote and disclosure of any conflicts

MEMORANDA

In addition to the records required as set forth above, the person or team assigned responsibility for voting proxies shall maintain a copy of documents created by the Firm personnel that were material to the voting decision.

REQUEST FOR DATA

When appropriate, the Firm shall maintain a copy of each written client request for the Firm’s voting record on behalf of the client and a copy of each written response, including a copy of a formatted voting record. The report shall be mailed to the client within a reasonable time upon receipt of the request.

121 High St., 4th Fl., Boston, MA 02110	(p) 617.226.9999	(f) 617.226.9998	reyndersmcveigh.com	@ReyndersMcVeigh

Proxy Voting Guidelines	page 13 of 13